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                             April 10, 2023

       Alan Snyder
       Chief Executive Officer
       aShareX Fine Art, LLC
       10990 Wilshire Blvd., Suite 1150
       Los Angeles, California 90024

                                                        Re: aShareX Fine Art,
LLC
                                                            Amendment No. 1 to
Draft Offering Statement on Form 1-A
                                                            Submitted March 17,
2023
                                                            CIK No. 0001964674

       Dear Alan Snyder:

              We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Draft Offering Statement on Form 1-A

       The Offering, page 12

   1. We note your response to comment 1 and reissue. We note your disclosure that the company anticipates
that the auction for each series will be held within 60 days of the offering for the series
being qualified. We also note that this appears to be a delayed offering not permitted
by Rule 251(d)(3)(i) of Regulation A. Please revise to remove the auction pricing
feature. In this regard, we note that you will not be ready and willing to sell the securities at
all times within two days of qualification. Within two days of qualification, the
company will not have a final price and thus will not be ready and willing to sell the
securities.
 Alan Snyder
FirstName   LastNameAlan
aShareX Fine   Art, LLC Snyder
Comapany
April       NameaShareX Fine Art, LLC
       10, 2023
April 210, 2023 Page 2
Page
FirstName LastName
       Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Alison Pear